

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Andrew Freedman
Partner, Olshan Frome Wolosky LLP
Novavax, Inc.
2301 Sugar Bush Road, Suite 510
Raleigh, NC 27612

>   **Re: Novavax, Inc.**
>   **PREC14A filed by Shah Capital Management, Inc. et al.**
>   **Filed May 6, 2024**
>   **File No. 000-26770**

Dear Andrew Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

PREC14A filed May 6, 2024

Background to the Solicitation, page 6

1. It appears from a news article published on May 6, 2024, which you filed on EDGAR as soliciting material on May 7, 2024, that you had previously indicated that you planned to nominate two candidates for the Company's board. If this is true, please confirm to us that you did not make any soliciting statements prior to filing of your preliminary proxy statement.

   We also note that the article quotes Mr. Shah stating in part that "the company refused to nominate my two candidates..." Please tell us why you did not include this attempted nomination and its outcome in this section of your proxy statement.

2. On a related note, given your attempted nomination of two candidates for the board between April 15 and May 6, please tell us why you did not file an amendment to your

Schedule 13D.

Reasons for the Solicitation, page 9

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. In this regard, please revise your disclosure on page 11 regarding the dilution of stockholders by approximately 60% in 2023 accordingly.

4. Please revise throughout to provide more specific source cites for assertions of fact. For example, on page 11 you refer to "CDC.gov" and "IQVIA ~250K Nuvaxovid Jabs"; revise to identify the specific source referenced.

Stockholder Proposals, page 24

5. Please disclose the deadline for submitting director nominees for inclusion in the Company's proxy statement for the next annual meeting of stockholders. Refer to Rule 14a-5(e)(3).

Security Ownership of Certain Beneficial Owners and Management, page II-1

6. We note your statement that the table in Schedule II was reprinted from the Company's definitive proxy statement. Please revise to clarify, if true, that the accompanying introductory disclosure and all footnotes following the table were also reprinted from the Company's definitive proxy statement.

Form of Proxy, page II-4

7. Please clarify that the bold-faced capital type describing how the proxy will be voted if no direction is indicated refers to signed but unmarked proxies.

General

8. Your disclosure throughout indicates that the Annual Meeting will be held only in a virtual setting. However, we note references to the possibility of stockholders voting their shares in person, such as in the penultimate paragraph in your notice, on page 3, and on the last bullet on page 4. Please advise or revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions